MOL HUNGARIAN OIL AND GAS PLC.

Finance

03 FEB 10 AM 7:21 23rd January, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

03003726

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari~~ Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

20 January, 2003

Purchase of treasury shares

MOL Hungarian Oil and Gas Company announces that in the period between 14 January 2003 and 20 January 2003 no treasury shares were purchased based on the share purchase order made on 2 August 2002.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

22 January, 2003

Share distribution to MOL employees

MOL Hungarian Oil and Gas Company announces that it transferred a further 621 shares as a year-end bonus to various employees' security deposit accounts. The shares were distributed as part of the share distribution program announced on 2 December 2002 in accordance with the Collective Agreement. Shares were credited to those accounts that were opened since the last transfer date.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

23 January, 2003

MOL Treasury Share Transaction

MOL Hungarian Oil and Gas Company announces that today it sold and at the same time repurchased 96,249 MOL shares at a price of HUF 5,250 through CA-IB Investment Bank on the Budapest Stock Exchange. The shares involved in this transaction are held to cover the management and employee share incentive schemes.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

Finance

03 FEB 10 AM 7:21

17th January, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

17 January, 2003

MOL submitted an offer for the purchase of a 25 per cent plus one share stake in INA

MOL Hungarian Oil and Gas Company has today submitted a binding offer to the Government of Croatia for the purchase of a 25 per cent plus one share stake in INA Industrija Nafte, d.d., the Croatian integrated oil and gas company.

MOL offers to INA and to The Republic of Croatia a strong regional partnership, which will allow the leading Croatian company to achieve industrial leadership in the high-growth South-Eastern Europe petroleum market.

MOL not only accepts key conditions of the government of Croatia in connection to the sale of 25% +1 share of INA, but it also expresses its readiness to provide substantial future capital to INA for its international and regional development.

MOL believes that the combination of its regional market experience, operational management skills and financial strength positions it best to become INA's long-term strategic partner. MOL has a unique and proven track record in creating value for its shareholders through the transformation of its domestic operations and through its successful cross-border partnership with Slovnaft. MOL firmly believes that it can build on these achievements to create a successful future partnership with INA.

MOL is confident that its financial and strategic proposal for INA is both competitive and compelling and offers the best solution for the further development of both INA and the Croatian oil and gas industry.

The MOL Group is the leading integrated oil and gas group in Central and Eastern Europe, the largest Hungarian company in terms of its net sales revenue and domestic market leader in all of its core operations.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communications	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924